UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-18059

Parametric Technology Corporation
(Exact name of registrant as specified in its charter)

140 Kendrick Street
Needham, Massachusetts 02494
(781) 370-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Junior Participating Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, $.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Parametric Technology Corporation has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2011

PARAMETRIC TECHNOLOGY CORPORATION

By:	/s/ Aaron C. von Staats
	Name:	Aaron C. von Staats
	Title:	Corporate Vice President, General Counsel and Secretary